Sportradar Group AG | Feldlistrasse 2 | CH-9000 St. Gallen | Switzerland

Tel: +41 71 517 72 00
Fax: +41 71 517 72 99
info@sportradar.com
www.sportradar.com

July 5, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. David Edgar
Ms. Kathleen Collins

Re:	Sportradar Group AG
Form 20-F for the Year Ended December 31, 2022
Filed on March 15, 2023
Form 6-K Submitted on May 10, 2023

Dear Mr. Edgar and Ms. Collins:

This letter sets forth the responses of Sportradar Group AG (the “Company”) to the comment contained in your letter dated June 22, 2023 relating to the Annual Report for the year ended December 31, 2022 filed by the Company on March 15, 2023 (the “Form 20-F”). The comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission is set forth in bold italicized text below, and the Company’s response is set forth in plain text immediately following such comment.

Form 20-F for the Year Ended December 31, 2022

Non-IFRS Financial Measures and Operating Metrics, page 79

1. We note your response to prior comment 2 and that the adjustment “foreign currency gains on cash equivalents” represents the exchange rate movement on certain cash equivalents, specifically, your investments in U.S. Dollar money market funds. While the effect of exchange rate fluctuation on cash held in foreign currencies affects the cash balance during a period, it does not represent cash receipts or payments. The impact of exchange rate fluctuation does not give rise to cash flows, therefore, such adjustment does not appear to be appropriate in determining a non-GAAP measure of cash flows. Please refer to paragraph 28 of IAS 7 and revise accordingly.

RESPONSE TO COMMENT 1: We acknowledge the Staff's comment and respectfully advise the Staff that in future Form 20-F filings (and any other filings or reports beginning with our next earnings report) we will eliminate the use of Adjusted Free Cash Flow from our Key Financial and Operational Performance Indicators and as a result remove the reconciliation table of Adjusted Free Cash Flow.

* * *

We hope that this letter adequately addresses your comments. If you have any questions or require additional information, please do not hesitate to contact me at 512 481 8820 or by email (g.griffin@sportradar.com).

Very truly yours,

/s/ Gerard Griffin

Gerard Griffin

Chief Financial Officer

cc: Jason Barr